Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen Insured California Premium Income Municipal Fund, Inc.
33-46939
811-06620

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new I nvestment management agreement
<c> Common and MuniPreferred shares voting together as a class
   For
             3,249,962
   Against
                130,315
   Abstain
                119,589
   Broker Non-Votes
             1,015,442
      Total
             4,515,308


Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012839.